Exhibit 12.1

Summit Hotel Properties, Inc.

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

(Dollars in Thousands)

	Summit Hotel Properties, Inc.		Summit Hotel Properties, LLC (Predecessor)
	For the Period February 14, 2011 through September 30,		For the Period January 1, 2011 through February 13,		Year Ended December 31,
	2011		2011		2010		2009		2008	2007		2006
Earnings
Pre-tax income (loss) from continuing operations	$(454)		$(5,868)		$(20,718)		$(17,779)		$4,011	$3,918		$7,914
Interest expense	9,975		4,666		26,362		18,321		17,025	14,214		11,135
Amortization of financing costs	1,616		154		1,841		2,029		1,575	1,678		754
Amortization of capitalized interest	374		75		599		599		443	252		28
Total Earnings	$11,511		$(973)		$8,084		$3,170		$23,054	$20,062		$19,831

Fixed Charges
Interest expense	$9,975		$4,666		$26,362		$18,321		$17,025	$14,214		$11,135
Capitalized interest	—		—		—		3,142		3,829	4,490		573

Amortization of financing costs	1,616		154		1,841		2,029		1,575	1,678		754
Total Fixed Charges	$11,591		$4,820		$28,203		$23,492		$22,429	$20,382		$12,462

Preferred Dividends	—		—		—		—		—	—		—

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	0.99	(1)	(0.20	)(2)	0.29	(3)	0.13	(4)	1.03	0.98	(5)	1.59

(1)                                For this period, earnings were less than fixed charges and preferred stock dividends.  The total amount of fixed charges and preferred stock dividends for this period was approximately $11,591,000 and the total amount of earnings was approximately $11,511,000.  The amount of the deficiency, or the amount of fixed charges and preferred stock dividends in excess of earnings, was approximately $80,000.

(2)                                For this period, earnings were less than fixed charges.  The total amount of fixed charges for this period was approximately $4,820,000 and the total amount of earnings was approximately $(973,000).  The amount of the deficiency, or the amount of fixed charges in excess of earnings, was approximately $5,793,000.

(3)                                For this period, earnings were less than fixed charges.  The total amount of fixed charges for this period was approximately $28,203,000 and the total amount of earnings was approximately $8,084,000.  The amount of the deficiency, or the amount of fixed charges in excess of earnings, was approximately $20,119,000.

(4)                                For this period, earnings were less than fixed charges.  The total amount of fixed charges for this period was approximately $23,492,000 and the total amount of earnings was approximately $3,170,000.  The amount of the deficiency, or the amount of fixed charges in excess of earnings, was approximately $20,322,000.

(5)                                For this period, earnings were less than fixed charges.  The total amount of fixed charges for this period was approximately $20,382,000 and the total amount of earnings was approximately $20,062,000.  The amount of the deficiency, or the amount of fixed charges in excess of earnings, was approximately $320,000.